Sub-Item 77H
                                Change in Control

Between December 31, 2005 and January 31, 2006, the percentage of Institutional shares of the Fund owned by Milwaukee Deferred Cust. FBO Firstar Bank decreased from 38.98% to approximately 13.55%.

Between January 31, 2006 and February 28, 2006, Robert C. Puff became a control person of Institutional shares of the Fund. As of February 28, 2006, Robert C. Puff owned 26.21% of the outstanding Institutional shares of the Fund.

Between February 28, 2006 and March 31, 2006, the percentage of Institutional shares of the Fund owned by Robert C. Puff decreased from 26.21% to approximately 12.67%.